CEDAR REALTY TRUST, INC.
44 South Bayles Avenue
Port Washington, New York  11050

April 26, 2012

BY EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Attention:  Folake Ayoola, Esq.

Re:	Cedar Realty Trust, Inc.
Registration Statement on Form S-3
Registration No. 333-179956

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), the undersigned Registrant hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-3 to 10:00 a.m., on May 2, 2012, or as soon thereafter as practicable.

We hereby acknowledge the following:

(a)	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)
The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We also confirm our awareness of our respective responsibilities under the Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above registration statement.

Please notify Martin H. Neidell of Stroock & Stroock & Lavan LLP, counsel to the Registrant, at (212) 806-5836 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request or if you require additional information.

Very truly yours,

CEDAR REALTY TRUST, INC.

By:	/s/ Bruce J. Schanzer
Bruce J. Schanzer
CEO and President